UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)*

Front Yard Residential Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35904G107
(CUSIP Number)

Gregory J. Ritts, Chief Legal and Compliance Officer, Altisource Portfolio Solutions S.A., 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg +352-2469-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2020
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Altisource Portfolio Solutions S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
2,725,069
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
2,725,069
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,725,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%(1)
14.	TYPE OF REPORTING PERSON
CO
(1) Based upon the 58,747,146 shares outstanding as of August 3, 2020, as reported in the Issuer’s Quarterly Report on Form
10-Q for the quarterly period ended June 30, 2020 filed on August 10, 2020.

Explanatory Note
This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission (“SEC”) on April 11, 2016 by Altisource Portfolio Solutions S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (which includes its relevant subsidiaries for purposes hereof) (“ASPS” or the “Reporting Person”), as subsequently amended by Amendment No. 1 filed on May 11, 2016, Amendment No. 2 filed on August 24, 2018, Amendment No. 3 filed on June 20, 2019, Amendment No. 4 filed on February 19, 2020, Amendment No. 5 filed on May 21, 2020, Amendment No. 6 filed on June 2, 2020, Amendment No. 7 filed on June 8, 2020 and Amendment No. 8 filed on October 13, 2020 (as amended herein, the “Schedule 13D”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Each capitalized term used herein but not defined in this Amendment No. 9 shall have the meaning ascribed to such term in the Schedule 13D.
ITEM 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
(a) and (b) As of the date hereof, the Reporting Person is the beneficial owner of 2,725,069 shares of the Issuer’s Common Stock representing 4.6% of the Issuer’s outstanding Common Stock. The Reporting Person has sole voting and sole dispositive power with respect to these shares.
(c) On October 19, 2020, ASPS sold 728,588 shares of the Issuer’s Common Stock in the open market at an average price per share of $13.4658 excluding commissions paid.
(e) On October 19, 2020, the Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: October 20, 2020	ALTISOURCE PORTFOLIO SOLUTIONS S.A.

	By:	/s/ Gregory J. Ritts
	Name:	Gregory J. Ritts
	Title:	Chief Legal and Compliance Officer

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